UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 74)*

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

25470M 109

(CUSIP Number)

Timothy A. Messner

Executive Vice President, General Counsel and Corporate Secretary

DISH Network Corporation

9601 S. Meridian Blvd.

Englewood, Colorado 80112

(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25470M 109

1	Name of Reporting Person
Charles W. Ergen

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

251,759 SHARES (1) (2)
2,627,338 SIXTY DAY SHARES (3)
	8	Shared Voting Power

273,173,306 SHARES (1) (4)
	9	Sole Dispositive Power

251,759 SHARES (1) (2)
2,627,338 SIXTY DAY SHARES (3)
	10	Shared Dispositive Power

273,173,306 SHARES (1) (4)
11	Aggregate Amount Beneficially Owned by the Reporting Person

276,052,403
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 51.4% (5)
14	Type of Reporting Person

IN

(1) Includes shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 85,582 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 21,589 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; and (iii) 144,588 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 448 shares of Class A Common Stock owned beneficially directly by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 2,817 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 10,957 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (iv) 2,168,975 shares of Class A Common Stock held by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 63,790,620 shares of Class B Common Stock and 6,699,489 shares of Class A Common Stock held by Telluray Holdings, LLC (“Telluray Holdings”), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vi) 26,000,000 shares of Class A Common Stock and 28,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2023 DISH GRAT (the “Two-Year May 2023 GRAT”); (vii) 89,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2023 DISH GRAT (the “Two-Year June 2023 GRAT”); and (viii) 57,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2023 SATS GRAT (the “Two-Year December 2023 GRAT”).

(5) Based on 295,955,110 shares of Class A Common Stock outstanding on December 21, 2023 and assuming conversion of all the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of DISH Network representing approximately 90.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person
Cantey M. Ergen

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

270,993,374 SHARES (1) (2) 20,000 SIXTY DAY SHARES (3)
	8	Shared Voting Power

2,431,691 SHARES (1) (4)
	9	Sole Dispositive Power

200,503,265 SHARES (1) (5) 20,000 SIXTY DAY SHARES (3)
	10	Shared Dispositive Power

72,921,800 SHARES (1) (6)
11	Aggregate Amount Beneficially Owned by the Reporting Person

273,445,065
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 51.2% (7)
14	Type of Reporting Person

IN

(1)  Includes shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 448 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 2,817 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 63,790,620 shares of Class B Common Stock and 6,699,489 shares of Class A Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (iv) 26,000,000 shares of Class A Common Stock and 28,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2023 GRAT; (v) 89,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year June 2023 GRAT; and (vi) 57,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year December 2023 GRAT. There is no arrangement or agreement between Telluray Holdings and any of the trusts identified in clauses (iv) - (vi) above to vote any shares of DISH Network. Mrs. Ergen exercises voting power with respect to Telluray Holdings and each such trust independently, and with respect to the trusts identified in clauses (iv) through (vi), in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d-3(d)(1) because Mrs. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 85,582 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 21,589 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 144,588 shares of Class B Common Stock owned beneficially directly by Mr. Ergen; (iv) 10,957 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; and (v) 2,168,975 shares of Class A Common Stock held by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen.

(5) Consists of: (i) 448 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 2,817 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 26,000,000 shares of Class A Common Stock and 28,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2023 GRAT; (iv) 89,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year June 2023 GRAT; and (v) 57,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year December 2023 GRAT. There is no arrangement or agreement between any of the trusts identified in clauses (iii) - (v) above to dispose of any shares of DISH Network. Mrs. Ergen exercises dispositive power with respect to each such trust independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(6) Consists of: (i) 85,582 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 21,589 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 144,588 shares of Class B Common Stock owned beneficially directly by Mr. Ergen; (iv) 10,957 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (v) 2,168,975 shares of Class A Common Stock held by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; and (vi) 63,790,620 shares of Class B Common Stock and 6,699,489 shares of Class A Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(7) Based on 295,955,110 shares of Class A Common Stock outstanding on December 21, 2023 and assuming conversion of all the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of DISH Network representing approximately 90.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person
Ergen Two-Year May 2023 DISH GRAT

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

54,000,000 SHARES (1)
	8	Shared Voting Power

0
	9	Sole Dispositive Power

54,000,000 SHARES (1)
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by the Reporting Person

54,000,000 SHARES
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 16.7% (2)
14	Type of Reporting Person

OO

(1) Includes 26,000,000 shares of Class A Common Stock and 28,000,000 shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 295,955,110 shares of Class A Common Stock outstanding on December 21, 2023 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year May 2023 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year May 2023 GRAT may be deemed to own beneficially would be approximately 10.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year May 2023 GRAT owns beneficially equity securities of DISH Network representing approximately 11.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person
Ergen Two-Year June 2023 DISH GRAT

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

89,500,000 SHARES (1)
	8	Shared Voting Power

0
	9	Sole Dispositive Power

89,500,000 SHARES (1)
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by the Reporting Person

89,500,000 SHARES
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 23.2% (2)
14	Type of Reporting Person

OO

(1) All of the shares beneficially held by the Two-Year June 2023 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 295,955,110 shares of Class A Common Stock outstanding on December 21, 2023 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year June 2023 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year June 2023 GRAT may be deemed to own beneficially would be approximately 16.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year June 2023 GRAT owns beneficially equity securities of DISH Network representing approximately 33.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person
Ergen Two-Year December 2023 SATS GRAT

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

57,000,000 SHARES (1)
	8	Shared Voting Power

0
	9	Sole Dispositive Power

57,000,000 SHARES (1)
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by the Reporting Person

57,000,000 SHARES
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 16.2% (2)
14	Type of Reporting Person

OO

(1) All of the shares beneficially held by the Two-Year December 2023 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 295,955,110 shares of Class A Common Stock outstanding on December 21, 2023 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year December 2023 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year December 2023 GRAT may be deemed to own beneficially would be approximately 10.7%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year December 2023 GRAT owns beneficially equity securities of DISH Network representing approximately 21.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person
Telluray Holdings, LLC

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

70,490,109 SHARES (1)
	8	Shared Voting Power

0
	9	Sole Dispositive Power

70,490,109 SHARES (1)
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by the Reporting Person

70,490,109 SHARES
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 19.6% (2)
14	Type of Reporting Person

OO

(1) Includes shares of Class A Common Stock and Class B Common Stock, of which Telluray Holdings is the beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. Consists of: (i) 63,790,620 shares of Class B Common Stock; and (ii) 6,699,489 shares of Class A Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(2) Based on 295,955,110 shares of Class A Common Stock outstanding on December 21, 2023 and assuming conversion of all the shares of Class B Common Stock held by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to own beneficially would be approximately 13.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings owns beneficially equity securities of DISH Network representing approximately 24.1% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

Item 2. Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the Two-Year May 2023 GRAT; (d) the Two-Year June 2023 GRAT; (e) the Two-Year December 2023 GRAT; and (f) Telluray Holdings, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the Two-Year May 2023 GRAT, the Two-Year June 2023 GRAT, the Two-Year December 2023 GRAT and Telluray Holdings.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of DISH Network and Chairman of EchoStar Corporation (“EchoStar”), and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) Two-Year May 2023 GRAT

The Two-Year May 2023 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year May 2023 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year May 2023 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 26,000,000 shares of Class A Common Stock and 28,000,000 shares of Class B Common Stock held by the Two-Year May 2023 GRAT, except as set forth in Item 6.

(D) Two-Year June 2023 GRAT

The Two-Year June 2023 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year June 2023 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year June 2023 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 89,500,000 shares of Class B Common Stock held by the Two-Year June 2023 GRAT, except as set forth in Item 6.

(E) Two-Year December 2023 GRAT

The Two-Year December 2023 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year December 2023 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year December 2023 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 57,000,000 shares of Class B Common Stock held by the Two-Year December 2023 GRAT, except as set forth in Item 6.

(F) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Telluray Holdings has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ergen and certain trusts established for the benefit of his family are the members of Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the 6,699,489 shares of Class A Common Stock and 63,790,620 shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class A Common Stock and shares of Class B Common Stock held by Telluray Holdings.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The Two-Year December 2023 GRAT acquired beneficial ownership of 57,000,000 shares of Class B Common Stock of DISH Network when Mr. Ergen contributed such shares of Class B Common Stock to the Two-Year December 2023 GRAT on December 22, 2023. Mr. Ergen established the Two-Year December 2023 GRAT for estate planning purposes. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one for one basis at any time.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As described in Item 3 above, Mr. Ergen contributed 57,000,000 shares of Class B Common Stock to the Two-Year December 2023 GRAT on December 22, 2023. Mr. Ergen’s spouse, Cantey M. Ergen, serves as trustee of the Two-Year December 2023 GRAT and holds sole voting and dispositive power over the 57,000,000 shares of Class B Common Stock held by the Two-Year December 2023 GRAT, except as set forth in Item 6 below. Mr. Ergen receives an annual annuity amount from the Two-Year December 2023 GRAT under the trust agreement governing the Two-Year December 2023 GRAT. Members of Mr. and Mrs. Ergen’s family are the beneficiaries of the Two-Year December 2023 GRAT. The Two-Year December 2023 GRAT is scheduled to expire on December 22, 2025.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of December 22, 2023. See Items 11 and 13 of the cover pages to this Amendment No. 74 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons. The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 677,965 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 63,790,620 shares of Class B Common Stock and the 6,699,489 shares of Class A Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 74 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than: (i) as described herein; and (ii) as reflected in Amendment No. 72 and Amendment No. 73 to this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Except as disclosed below and elsewhere in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities of DISH Network, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The trust agreements for the Two-Year May 2023 GRAT, the Two-Year June 2023 GRAT and the Two-Tear December 2023 GRAT contain an irrevocable provision that provides that the trustee will not dispose of any shares of DISH Network held by the Two-Year May 2023 GRAT, the Two-Year June 2023 GRAT or the Two-Year December 2023 GRAT unless a Change of Control Event occurs. If a Change of Control Event occurs, the trustee of the Two-Year May 2023 GRAT, the Two-Year June 2023 GRAT and the Two-Year December 2023 GRAT will have sole discretion with respect to the disposition of any shares of DISH Network held by the Two-Year May 2023 GRAT, the Two-Year June 2023 GRAT and the Two-Year December 2023 GRAT, respectively.

A “Change of Control Event” will occur if: (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either: (A) DISH Network; or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of DISH Network are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either: (A) DISH Network; or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of DISH Network such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the Two-Year May 2023 GRAT, the Two-Year June 2023 GRAT or the Two-Year December 2023 GRAT, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of DISH Network who: (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of DISH Network and all warrants, options or other rights to acquire capital stock of DISH Network (but excluding any debt security that is convertible into, or exchangeable for, capital stock of DISH Network).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of DISH Network are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit A:            Agreement of Joint Filing.

Exhibit B:             Power of Attorney of Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C:             Power of Attorney of Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit D:            Power of Attorney of Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit E:             Power of Attorney of Two-Year May 2023 DISH GRAT (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated May 15, 2023 and filed with the Securities and Exchange Commission on May 15, 2023).

Exhibit F:             Power of Attorney of Two-Year June 2023 GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 26, 2023 and filed with the Securities and Exchange Commission on June 27, 2023).

Exhibit G:             Support Agreement dated as of August 8, 2023 (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of DISH Network Corporation dated August 8, 2023 and filed with the Securities and Exchange Commission on August 8, 2023 (File No. 001-39144)).

Exhibit H:            Amended and Restated Support Agreement dated as of October 2, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of DISH Network Corporation dated October 3, 2023 and filed with the Securities and Exchange Commission on October 3, 2023 (File No. 001-39144)).

Exhibit I:              Power of Attorney of Two-Year December 2023 SATS GRAT.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

/s/ Robert J. Hooke
Dated: December 27, 2023	Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

/s/ Robert J. Hooke
Dated: December 27, 2023	Cantey M. Ergen, by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2023 DISH GRAT

/s/ Robert J. Hooke
Dated: December 27, 2023	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2023 DISH GRAT

/s/ Robert J. Hooke
Dated: December 27, 2023	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2023 SATS GRAT

/s/ Robert J. Hooke
Dated: December 27, 2023	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

/s/ Robert J. Hooke
Dated: December 27, 2023	Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact

Attention: Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A:            Agreement of Joint Filing.

Exhibit B:             Power of Attorney of Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C:             Power of Attorney of Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit D:            Power of Attorney of Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit E:             Power of Attorney of Two-Year May 2023 DISH GRAT (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated May 15, 2023 and filed with the Securities and Exchange Commission on May 15, 2023).

Exhibit F:             Power of Attorney of Two-Year June 2023 GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 26, 2023 and filed with the Securities and Exchange Commission on June 27, 2023).

Exhibit G:             Support Agreement dated as of August 8, 2023 (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of DISH Network Corporation dated August 8, 2023 and filed with the Securities and Exchange Commission on August 8, 2023 (File No. 001-39144)).

Exhibit H:            Amended and Restated Support Agreement dated as of October 2, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of DISH Network Corporation dated October 3, 2023 and filed with the Securities and Exchange Commission on October 3, 2023 (File No. 001-39144)).

Exhibit I:              Power of Attorney of Two-Year December 2023 SATS GRAT.

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

/s/ Robert J. Hooke
Dated: December 27, 2023	Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

/s/ Robert J. Hooke
Dated: December 27, 2023	Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2023 DISH GRAT

/s/ Robert J. Hooke
Dated: December 27, 2023	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2023 DISH GRAT

/s/ Robert J. Hooke
Dated: December 27, 2023	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2023 SATS GRAT

/s/ Robert J. Hooke
Dated: December 27, 2023	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

/s/ Robert J. Hooke
Dated: December 27, 2023	Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact

EXHIBIT I - POWER OF ATTORNEY

 Known by all these presents, that the undersigned hereby constitutes and appoints Robert J. Hooke signing singly, the undersigned’s true and lawful attorney-in-fact and agent to:

(1) prepare, execute, and file with the U.S. Securities and Exchange Commission (the “SEC”), for and on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner of more than five percent of any class of security of DISH Network Corporation (the “Company”), which is registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), any Schedule 13G or Schedule 13D, and any amendments to such filings, which may be required to be filed with the SEC pursuant to Section 13 of the Exchange Act and the rules thereunder as a result of the undersigned’s beneficial ownership of securities of the Company and any changes therein;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13G or Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such Schedule 13G or Schedule 13D, and any amendment or amendments thereto, with the SEC and any securities exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, the undersigned’s responsibilities to comply with Section 13 of the Exchange Act and the rules thereunder. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13G or Schedule 13D with respect to the undersigned’s beneficial ownership of securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be duly executed as of this 22nd day of December 2023.

Name of Trust: Ergen Two-Year December 2023 SATS GRAT

By:	/s/ Cantey M. Ergen
Its Trustee
Printed Name: Cantey M. Ergen